INVESTMENT MANAGEMENT

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, AZ  85258

November 4, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:         ING Intermediate Bond Portfolio

Dear Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, ING Intermediate Bond Portfolio (the “Portfolio”) respectfully requests withdrawal of the Portfolio’s Registration Statement on Form N-14 filed on November 4, 2013, Accession Number 0001104659-13-080505.

This Registration Statement related to the reorganization in which the Portfolio will acquire all of the assets of ING PIMCO Total Return Bond Portfolio, a series of ING Investors Trust, in exchange for shares of the Portfolio and the assumption by the Portfolio of the liabilities of ING PIMCO Total Return Bond Portfolio.

This Registration Statement was inadvertently filed with an incorrect signature page.  Should you have any questions or comments, please feel free to contact me at 480.477.2650.

Very truly yours,

/s/ Kristen Freeman

Kristen J. Freeman
Counsel
ING U.S. Legal Services

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